UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

On July 20, 2016, Itaú CorpBanca published on its website the English translation of the consolidated financial statements of CorpBanca for the periods ended March 31, 2016 and 2015, and December 31, 2015, which are attached hereto as Exhibit 99.1.

Itaú CorpBanca is the surviving entity of the merger of Banco Itaú Chile with and into CorpBanca (the “Merger”) consummated on April 1, 2016. The Merger has been accounted for as a reverse acquisition in accordance with IFRS No. 3, Business Combinations. Consequently, for accounting purposes, Banco Itaú Chile (the legal acquiree) is considered the accounting acquirer, and CorpBanca (the legal acquirer) is considered the accounting acquiree. Therefore, in accordance with IFRS, after the date of the Merger, Itaú CorpBanca’s historical financial information (i) will consider Banco Itaú Chile—and not CorpBanca—as the predecessor entity of Itaú CorpBanca, and (ii) will not include CorpBanca’s historical financial information. Accordingly, the financial statements of CorpBanca that are attached hereto are not considered historical information of Itaú CorpBanca.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro
Name:	Cristián Toro
Title:	Division Head – Legal & Compliance

Date: July 28, 2016.

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of CorpBanca’s consolidated financial statements for the periods ended March 31, 2016 and 2015, and December 31, 2015.